LAXAGUE LAW, INC.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

May 23, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  Nicholas P. Panos

Re:

Sydys Corporation

Schedule 14F-1

Filed May 10, 2016

File No. 005-81747

Dear Mr. Panos:

I write on behalf of Sydys Corporation, (the “Company”) in response to the Staff’s letter of May 18, 2016, by Nicholas P. Panos, Senior Special Counsel, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Schedule 14F-1, filed May 10, 2016, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.

THE COMPANY IS REQUIRED TO FILE THE REQUIRED INFORMATION PURSUANT TO RULE 14F-1 “NOT LESS THAN 10 DAYS PRIOR TO THE DATE ANY SUCH PERSON TAKES OFFICE AS A DIRECTOR.” IT APPEARS THE DESIGNATION OF MR. HERNANDEZ AS A DIRECTOR PREDATED THE COMPANY’S DISTRIBUTION OF THE REQUIRED DISCLOSURES UNDER SECTION 14(F) AND CORRESPONDING RULE 14F-1. PLEASE ADVISE US WHETHER OR NOT THE COMPANY TIMELY FULFILLED ITS DISCLOSURE OBLIGATIONS UNDER RULE 14F-1.

As stated in the Schedule 14F-1, the resignation of the Company’s outgoing directors and the appointment of Mr. Hernandez as a director were not effective until ten days after the mailing of the Schedule 14F-1 to shareholders.  As stated in the Schedule 14F-1, the document was mailed to shareholders on the day it was filed, May 10, 2016, with the effectiveness of the resignations and board appointment being 10 days thereafter.  The Company believes that disclosure was timely filed under Rule 14F-1.

2.

WE NOTE THAT A NUMBER OF THE COMPANY’S SHAREHOLDERS BENEFICIALLY OWNING GREATER THAN 5% OF THE OUTSTANDING COMMON STOCK, INCLUDING FORMER OFFICERS DIRECTORS, APPEAR NOT TO HAVE FILED BENEFICIAL OWNERSHIP REPORTS AND AMENDMENTS THERETO ON SCHEDULE 13D OR 13G. FOR EXAMPLE, THE FORM 10-K FILED MARCH 11, 2016, IDENTIFIED TWO PERSONS, MESSRS. MICHAEL WARSINSKE AND JOHN ABRAHAM, OWNING BENEFICIALLY MORE THAN 5% OF THE COMPANY’S OUTSTANDING COMMON STOCK. PLEASE ADVISE US, WITH A VIEW TOWARD REVISED DISCLOSURE, OF THE BASIS FOR THE COMPANY’S BELIEF THAT THE INFORMATION PROVIDED IN THE BENEFICIAL OWNERSHIP TABLE IS ACCURATE AND COMPLETE.

The information provided in the beneficial ownership table was obtained from a contemporaneous shareholder list provided by the Company’s transfer agent.  In response to this Comment, the Company has filed an amended Schedule 14F-1 with a statement to that effect immediately above the beneficial ownership table.

3.

PLEASE CONFIRM THAT MR. HERNANDEZ INTENDS TO FILE A BENEFICIAL OWNERSHIP REPORT ON SCHEDULE 13D, OR ADVISE.

Mr. Hernandez filed a beneficial ownership report on Schedule 13D today, May 23, 2016.

Section 16(a) Beneficial Ownership Reporting Compliance, page 6

4.

PLEASE CONFIRM THAT MR. HERNANDEZ WILL FILE SECTION 16(A) REPORTS GIVEN HIS STATUS AS AN OFFICER AND DIRECTOR.

Mr. Hernandez will file Section 16(a) reports for so long as he is an officer and/or director.  Mr. Hernandez filed his Form 3 today, May 23, 2016.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

Laxague Law, Inc.

By: /s/ Joe Laxague

Joe Laxague

Enclosure (Acknowledgment by the Company)